

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via Email
Mr. James Michael Whitfield
Chief Executive Officer
Dynamic Energy Alliance Corporation
Memphis Clark Tower
5100 Popular Avenue, Ste. 2700
Memphis, TN 38137

Re: Dynamic Energy Alliance Corporation
Form 10-K for the Year Ended December 31, 2011
Filed April 16, 2012
File No. 000-11050

Dear Mr. Whitfield:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Report of Independent Registered Accounting Firm, page F-2

1. We note that your independent auditors' report refers to your consolidated statement of operations, stockholders' equity and cash flows for the six months ended December 31, 2010. We further note the aforementioned financial statements include a reference to the *year ended* December 31, 2010. Please have your auditor revise its report to clarify why it only refers to the six month period rather than the full year. The report could state, if

true, that the period audited is from June 30, 2010 (date of inception) through December 31, 2010. In this regard, please also revise the heading to the financial statements as appropriate to properly state the period covered in the December 31, 2010 column.

-Consolidated Statement of Operations, page F-4

2. Please explain to us why there are no amounts reflected in the December 31, 2010 column here or in your consolidated statement of cash flows. Reconcile the amounts presented here with the amounts presented in the Form 8-K filed on March 16, 2011 which reflects a net loss of $1.1 million for the six month period. Please revise as appropriate.

Note 3. Merger with Dynamic Energy Development Corporation, page F-8

3. We note your disclosures here that you accounted for the merger between Mammatech Corporation and you as a recapitalization and that you provide the details of the terms of the merger. We further note from page F-5 that you present two line items within your consolidated statement of stockholders' deficit on page F-5 entitled "private company common shares issued in exchange transaction" and "recapitalization." Please explain to us in more detail how you accounted for the recapitalization based upon the terms of the merger. Cite the accounting the literature relied upon and how it applied to your situation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief